[LETTERHEAD OF SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP]

October 9, 2006

VIA EDGAR AND COURIER
Elaine Wolff, Esq.
Branch Chief
Office of Real Estate and Business Services
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Douglas Emmett, Inc.
                Registration Statement on Form S-11
                Registration No. 333-135082

Dear Ms. Wolff:

On behalf of Douglas Emmett, Inc. (“Douglas Emmett”), in connection with the proposed initial public offering (the “IPO”) of Douglas Emmett’s common stock, we have electronically transmitted under separate cover, pursuant to Regulation S-T promulgated by the Securities and Exchange Commission (the “SEC”), Amendment No. 5 to the Registration Statement on Form S-11 (File No. 333-135082) (the “Registration Statement”), including exhibits, for filing under the Securities Act of 1933, as amended (the “Securities Act”), which we have marked to show changes from Douglas Emmett’s Amendment No. 4 to the Registration Statement, filed on October 6, 2006

The changes reflected in Amendment No. 5 to the Registration Statement include those made in response to the comments of the Staff of the SEC as discussed with the Staff on October 6, 2006, as well as other updates.

Set forth below are Douglas Emmett’s responses to the comments raised in our discussion with the Staff.  For the convenience of the Staff, we have also sent to you paper copies of this letter and copies of Amendment No. 5.  All references in this letter to page numbers and defined terms correspond to the page numbers and definitions in the

Registration Statement, as amended.  References throughout this letter to “we,” “us” and “our” are to Douglas Emmett.

1.       We have revised the disclosure as requested by the Staff to clarify that we do not currently own or operate the property portfolio and businesses described in the prospectus. Please see page 1.

2.       We hereby confirm that Wachovia Capital Markets, LLC, UBS Securities LLC, Banc of America Securities LLC, A.G. Edwards & Sons, Inc., Raymond James & Associates, Inc., Wells Fargo Securities, LLC and BMO Capital Markets Corp. will act as co-managing underwriters in this offering.

3.       Our predecessor principals, who are the sole stockholders of DECO and PLE, intend to pay discretionary bonuses to employees of the operating companies in connection with the closing of the formation transactions and the IPO.  The payment of the discretionary bonuses, the closing of the formation transactions and the closing of the IPO will occur virtually simultaneously (for tax reasons, the bonuses will technically occur first).  We believe that the historical financial statements included in the Registration Statement should not include an accrual for the discretionary employee bonuses described on page 168 of the Registration Statement. To support this conclusion, we would like to confirm the following facts supplementally:

The decision to pay these bonuses, and their amounts, required the agreement of all four predecessor principals, and also depended on being able to estimate the current assets of DECO and PLE at closing.  Although the possibility of such bonuses was raised among the predecessor principals several months ago, the potential amounts were only discussed beginning in August, and the agreement among the four predecessor principals to pay the discretionary bonuses was only reached within the last few weeks.

These bonuses are entirely discretionary; as neither we nor any of our historical operating companies made any commitment to the employees with respect to the discretionary bonuses.  Indeed, except for those few employees directly involved with the process, no employee has received any notice from us or our predecessor of the existence of his or her bonus, much less the amount.  We have deliberately waited to send out any communication because of uncertainties about the bonuses and the IPO.  Moreover, the form letters which have been prepared but not sent specifically make all of the bonus payment contingent on the actual closing of the IPO.

Finally, the determination of whether to pay such bonuses and the amount does not impact us, since it merely reduces the distribution of current assets which would otherwise have been made to the predecessor principals.

*****

Please contact me at (213) 687-5234 or Jennifer Bensch at (212) 735-2950 should you require further information.

Very truly yours,

/s/ Gregg A. Noel

Gregg A. Noel

cc:           Securities and Exchange Commission
                Steve Jacobs
                Howard Efron